November 4, 2024

Justin Lafazan
Chief Executive Officer
Soulpower Acquisition Corp.
250 West 55th Street
17th Floor
New York, NY 10019

        Re: Soulpower Acquisition Corp.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 23, 2024
            CIK No. 0002025608
Dear Justin Lafazan:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024, letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Summary, page 1

1. We note your response to prior comment 2 and reissue. We note that your disclosure on pages 75 and 113 continues to indicate that you do not believe that the "fiduciary duties or contractual obligations of [your] officers or directors will materially affect
       [your] ability to complete our initial business combination." Please revise to reconcile your disclosure with the disclosure on page 13 or disclose the basis for your statements.
 November 4, 2024
Page 2

Sponsor Information, page 13

2. We note your response to prior comment 3. We note, in your response letter, you state: "other than Soulpower International Corporation, which is the managing member of the sponsor, no person holds any membership interests in our sponsors."
       Please revise your disclosure to clearly state that no other person has a direct or indirect material interest in your sponsor or otherwise confirm you have provided all of the disclosure required by Item 1603(a)(7) of Regulation S-K.
Risk Factors, page 44

3. We note your response to prior comment 6. We are unable to locate your revision in response to this comment and therefore reissue. Please revise the risk factor on page
       74 added in response to prior comment 8 of our letter dated September 11, 2024, to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.
Use of Proceeds, page 92

4. We note that, in footnote 5, you have assumed use of proceeds for only 12 months for the office and administrative support. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time.
Executive Officer and Director Compensation, page 142

5. We note your response to prior comment 9. We are unable to locate your revision in response to our comment and therefore reissue. On page 144, you state
"no
       compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination." Please revise as appropriate to reconcile this disclosure.
       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.